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                              June 17, 2021

       Jonas Grossman
       Chief Executive Officer
       Chardan NexTech Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, NY 10004

                                                        Re: Chardan NexTech
Acquisition 2 Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 4, 2021
                                                            File No. 333-254010

       Dear Mr. Grossman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed June 4, 2021

       Initial Business Combination
       General, page 8

   1. Please clarify here and in the risk factors section that the public stockholders will not be entitled to vote or
redeem their shares in connection with an extension from 18 months to up to 24 months to
complete the business combination, as referenced on page 23. Please also describe the loans
from insiders or their affiliates in the event of an extension under
                                                        Certain Relationships
and Related Party Transactions. Alternatively, please explain to us why such disclosure is
not required.
 Jonas Grossman
FirstName  LastNameJonas  Grossman
Chardan NexTech  Acquisition 2 Corp.
Comapany
June       NameChardan NexTech Acquisition 2 Corp.
     17, 2021
June 17,
Page 2 2021 Page 2
FirstName LastName
       You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Ari Edelman, Esq.